UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 16, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “Company”)

Dealings by a former director of the Company

Johannesburg. 16 February 2023. Harmony hereby discloses the following details of dealings by one of its former directors (who was a director at the time of dealing):

Name of Former Director:	A Wilkens
Name of Company:	Harmony
Date of transactions	12 May 2021*
Type of transaction:	On-market sale of ordinary shares
Class of securities:	Ordinary shares
Nature and extent of interest	Direct beneficial

Date of transactions	12 May 2021*
Number of shares	51 303
Volume Weighted Average price per share:	R66.9561
Highest sale price:	R67.2500
Lowest sale price:	R67.0000
Total value of shares:	R3 435 046.97

Date of transactions	3 September 2021*
Number of shares:	50 000
Volume Weighted Average price per share:	R49.2424
Highest sale price:	R49.6200
Lowest sale price:	R49.2200
Total value of shares:	R2 462 119.30

*Prior clearance was erroneously not obtained by the former Director in respect of the above dealings due to an administrative oversight on the part of the former Director. Furthermore, despite the trades being executed in 2021, Harmony only became aware of the full details of the dealings on 15 February 2023.

Ends.
For more details, contact:
Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
16 February 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 16, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director